Mail Stop 4561

								April 30, 2008

Mr. Marshall Davis
MD Holdings Corp.
135 Carolstowne Road
Reistertown, Maryland 21136


Re: 	MD Holdings Corp.
      Amendment Number One to Registration Statement on Form S-1
      File No. 333-149013
      Filed April 10, 2008


Dear Mr. Davis:

      We have reviewed your filing and have the following comments.
Our accounting review is limited to the specific comments issued. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

About Our Company, page 1

1. We note your response to comment 7. Please move the first paragraph to the end of the summary. Please revise as follows:
* disclose whether since you were founded in 1999 you have had any other paid employee other than Mr. Davis;
* explain the basis for you claim that the merger was an arms length transaction given that Mr. Davis controlled both entities; and
* as we requested, disclose the aggregate purchase price paid (the "valuation of the business and the operations") for MD Mortgage as well as the value per share of each entity.

2. We note your response to comment 8. Please revise the summary and management`s discussion to discuss the following:
* provide significantly more detail regarding your "poor financial condition" including, but not limited to, the significance and basis for the going concern opinion of your auditor, your drop in revenues, your increase in losses despite cuts in expenses and your limited assets;
* as we requested, discuss the history of low revenues and losses at your wholly owned subsidiary;
* discuss the extent to which your financial condition has deteriorated since December 31, 2006 and since December 31, 2007;
* disclose the amount of additional capital you will need to operate over the next twelve months:
* disclose the terms under which Mr. Davis has and will provide financing necessary for you to operate;
* disclose the reasons why you are "entirely dependent on Mr. Davis to provide financing and the extent of your efforts to obtain financing from other sources;"
* as we requested, discuss your business strategy to which you refer in the risk factors and how you will finance the strategy; and
* as we requested, discuss your "plans for expansion" to which you refer in the risk factors and how you will finance the plans given the going concern determination.

3. Please describe your business including but not limited to the following:
* explain how you earn revenue and provide revenues for different types of loans for which you acted as a mortgage broker in 2006 and
2007;
* identify your market area based upon 2007 revenues and disclose the percentage of your revenues from each area;
* describe the types of mortgages on which you have earned commissions in 2006 and 2007 including the types of properties and the extent to which your revenues from 2006 and 2007 involved sub prime mortgages;
* disclose the number of mortgages you for which you have received commission in 2006 and separately in 2007 and the range of the amount of commissions in 2006 and separately in 2007; and
* as we requested, discuss how you have been affected by recent developments in the mortgage business in your market area, particularly sub prime loans which comprised forty percent of your loans in the 2006 fiscal year.

Terms of the Offering, page 1

4. We note your response to comment 9. Please disclose the following:
* the aggregate value of the company on which Mr. Davis based his determination of the offering price;
* all of the shareholders that are not affiliates of the company are offering all of their shares for resale;
* all of these shares were purchased by the non-affiliates four months ago in January 2008; and
* MD Holdings and its control persons are acting as underwriters in this offering.

5. Please provide more detail regarding the reasons for the stock split including how it is in the interest of shareholders to have "additional non-affiliate shares in the float."


Recent Upheaval in the Mortgage Market page 1
6. We note your response to comment 6. Please revise this section as follows:
* discuss the fact that you suffered losses before the upheaval in the mortgage market;
* address the specific circumstances of the home mortgage market in the market areas in which you have earned most of your revenues; and
* quantify the decline in mortgages, new and existing home sales in those counties in which you have earned most of your revenues.


Risk Factors, page 2
7. Please revise each risk factor to "provide the information investors need to assess the magnitude of the risk." We refer you to
Staff Legal Bulletin No.7 (sample comments 34 and 38). In some cases, the consequence of a risk materializing will be that you will be no longer able to operate.

8. We note your response to comment 11. Please revise this risk factor to focus on your risks and your problems, expenses difficulties. Please delete claims that that these are "frequently encountered by a small developing company."

9. Please add a risk factor addressing your precarious financial condition and the opinion of your auditors that there is "substantial doubt` about your ability to continue as a going concern."

10. We note your response to comment 12. As we requested, please revise the second risk factor, consistent with your disclosure on page 12-13 to reflect the fact that given your current financial condition, you will need financing to operate as a going concern and if you are unable to secure such financing there is risk that you will cease operations. Given your poor financial condition including your lack of assets, and your extremely limited revenues, please delete references to your "significantly expanding" your operations and acquiring any other entities.

11. We note your response to comment 14. Please revise the risk factor to explain why the disclosure requirements "may cause a reduction in the trading activity" and how they ""may affect the ability of broker-dealers to sell our common stock."


Determination of Offering Price, page 3

12. We note your response to comment 17. Please reconcile the offering price with the price per share at which you sold stock in a private placement and issued stock in return for legal services four months ago in January 2008 (adjusted for the stock split) and discuss the extent to which your financial condition has improved or declined in the intervening four months.


Description of Business, page 8

13. We note your response to comment 19. Please identify your market area based upon 2007 revenues and disclose the percentage of your revenues from each area. Please disclose the range of loans for which you acted as mortgage broker in 2006 and 2007.


Online Mortgage Services, page 10

14. Please disclose the amount of revenues earned in 2007 from online mortgage services.


Business Philosophy and Competitive Strategy, page 10

15. We note your response to comment 20. Please delete all references to your employing multiple mortgage brokers since you only employ one.



Management`s Discussion and Analysis, page 12

16. Please provide updated discussion and analysis of your financial condition. Please discuss the extent to which your financial condition has changed since the auditors issued their going concern opinion.

17. Please provide updated discussion and analysis of the current condition of the real estate market in your particular market area including but not limited to the decline in sales of new and existing homes and the decline in the median home price.

18. Please provide detailed discussion and analysis of the opinion of your auditors that there is "substantial doubt" about your ability to continue as a going concern including but not limited to the following:
* your lack of working capital;
* stockholders deficiency;
* accumulated deficit;
* negative cash flow from operations; and
* little or no assets.

19. Please provide detailed analysis of the reasons for your history of losses even when the housing market was strong.

20. Please reconcile your statement in the second paragraph that "we expect to continue to generate revenues to allow us to continue to operate" with the following:
* your significant losses on 2007 despite your substantial cuts in expenses; and
* the opinion of your auditors that there is "substantial doubt" about your ability to continue as a going concern

21. Please provide detailed analysis of the "actions" you are taking to "obtain additional loans", obtain equity funding and to "implement" your strategic plans to which your accountants refer in note 4 to the financial statements.

22. Please provide discussion and analysis of the history of your financing including your inability to secure funding from sources other than Mr. Davis. Discuss your recent private placement which only raised $3,156.

23. Please explain the reasons why given the your lack of capital and the going concern opinion you are not offering any shares of the company but only offering shares of your CEO and other shareholders.

24. Please explain the reasons why given your lack of capital and the going concern opinion you are paying for all the expenses of this offering, an estimated $25,000, for the selling shareholders to sell to the public shares that you sold them in January. Please include discussion of the following:
* you only received an aggregate of $3,156 from the selling shareholders when you sold them the stock they are now reselling
* as of December 31, 2007, you only had $3,144 in cash; and
* your accountants state that your ability to continue as a going concern is dependent on your ability to raise additional capital. Clarify that you will have to borrow the funds to pay for the expenses of this offering.


Plan of Operations, page 13

25. Please explain the basis for your claim that you "expect to be able to satisfy our cash requirements to continue to operate over the next twelve months" given your significant operating losses and your deteriorating liquidity and capital position.


Employees, page 13

26. Please move the second paragraph to the beginning of the MD and A section and explain how these steps address the going concern opinion and will improve you financial condition. Moreover, explain how you will pay the $15,000 in additional expenses that you anticipate spending.


Recent Sales of Unregistered Securities, page II-1

27. Please revise this section as follows: disclose the value you gave to the "founder shares" you issued in January 2007; and disclose the shares you sold in August 2006.


Consolidated Statement of Changes Stockholders` Equity
(Deficiency),
page F-4

28. We note your response to prior comment 27. It remains unclear to us how a stock split (or dividend) could result in a negative APIC balance. Given that you did not legally change the par value of your common stock as a result of the split, this transaction appears more akin to a stock dividend that would result in the capitalization of retained earnings. Please revise accordingly or provide us with a detailed analysis of how your current accounting treatment is appropriate based on the guidance in Chapter 7.B of ARB 43.
Please
also refer to FRR.T.214.

Note 5 - Subsequent Events, pages F-10 -F-11

29. We note your disclosure pursuant to Item 26 on page II-1 that you sold 118,350 shares of common stock post-split to 31 investors in January 2008 for an aggregate offering price of $3,156. Please revise your financial statement footnotes to disclose this subsequent event.


Common Stock Issued for Cash, page F-10

30. Your disclosure that you sold 85,000 shares for an aggregate price of $34,000 implies that the shares were sold at an offering price of $0.40. Please advise us how this price was determined in light of other recent transactions for which the offering price was
$0.0267 per share. If the number of shares disclosed is pre-split, please revise to disclose the number of shares that were issued after giving retroactive adjustment to the 15-for-1 stock split.




      * * * * * * * * * * * * *




      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
       You may contact Christina Harley at (202) 551-3695 or
Angela
Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact either
Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3419
with
any other questions.


						Sincerely,



						Christian Windsor
						Special Counsel



cc. 	Eric M. Stein, Esquire
      Anslow & Jaclin LLP
      195 Route 9 South, Suite 204
      Manalapan, New Jersey 07726




Mr. Marshall Davis
MD Holdings Corp.
April 30, 2008
Page 1